Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM TO PROPOSE A NEW INDEPENDENT DIRECTOR FOR BOARD
AT OCTOBER 28, 2004 SPECIAL SHAREHOLDER MEETING

New York, NY, and Ra’anana, Israel; October 5, 2004 - SuperCom Ltd. (Euronext: SUP) a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, today announced that a Special General Shareholder Meeting will take place on October 28, 2004 to vote on the addition of Ms. Michal Brikman as an External Director to its Board of Directors. The meeting will take place at the Company’s offices in Raanana, Israel at 10AM (Israel time.)

Ms. Brikman, CPA, has extensive management and accounting experience. She received a MS in finance from Baruch College, CUNY, before coming to Israel where she was awarded her CPA. She currently works for Daniel Doron Business consulting, and serves as a Board Member for another public company in Israel.

“Ms Brikman brings both accounting and management expertise to the Board,“ commented Eli Rozen, company Chairman Of The Board. “As she shares her skills and insights with other Board members, we all look forward to her contributions to the future success of SuperCom.”

About SuperCom:
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact: Eyal Tuchman, CFO SuperCom, Ltd. +972 9 775 0800 eyalt@supercomgroup.com	Dahlia Bailey / Jerry Cahn PortfolioPR 212 736 9224 dbailey@portfoliopr.com / jcahn@portfoliopr.com